23(h)(3)b
Amendment dated July 1, 2009 to Expense Limitation Agreement

AMENDMENT TO THE
EXPENSE LIMITATION AGREEMENT
          THIS AMENDMENT is made as of July 1, 2009 to the Expense Limitation Agreement dated as of January 1, 2006 between Transamerica Asset Management, Inc. and Transamerica Series Trust (the “Company”) on behalf of each of its series set forth in Schedules A and B (the “Agreement”). In consideration of the mutual covenants contained herein, the parties agree as follows:
     1. Transamerica Money Market VP. Effective as of December 24, 2008, the Agreement is hereby revised by adding Section 5 as follows:
5. Voluntary Expense Limitation and Reimbursement.
5.1. Notwithstanding any other provision of this Agreement, the Investment Manager (or its affiliates) may voluntarily waive fees and/or reimburse expenses of one or more classes of Transamerica Money Market VP (the “Money Market Fund”) to such level(s) as the Company’s officers may reasonably determine. Any such waiver or expense reimbursement may be discontinued by the Investment Manager at any time. The Investment Manager shall be entitled to recapture any amounts so waived or reimbursed upon the Money Market Fund attaining such yield as the Company’s officers reasonably determine.
5.2. Once the Money Market Fund has maintained a daily positive yield for a reasonable amount of time, as determined by the Investment Manager, the Investment Manager shall be entitled to reimbursement by the Money Market Fund of the fees waived and/or expenses reimbursed by the Investment Manager or any of its affiliates to the Money Market Fund pursuant to Section 5.1. of the Agreement during any of the previous thirty-six (36) months beginning with the date of such fee waiver or expense reimbursement. Any such reimbursement shall cause the Money Market Fund’s effective daily yield to be negative.
          In all other respects, the Expense Limitation Agreement dated as of January 1, 2006 is confirmed and remains in full force and effect. The parties hereto have caused this amendment to be executed as of July 1, 2009.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Dennis P. Gallagher
Name:	Dennis P. Gallagher
Title:	Senior Vice President, General Counsel and Secretary

TRANSAMERICA SERIES TRUST

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Vice President and Chief Investment Officer